SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 4)

EXPEDIA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30212510
(CUSIP Number)

Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Eleanor Cornish, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP
610 Lincoln Street
Waltham, MA 02451
(781) 795-3554

June 30, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(1)	Name of Reporting Person
TCV IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group	(a)	[ ]
		(b)	[X]

(3)	SEC Use Only

(4)	Source of Funds

AF, OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

DELAWARE

	(7)	Sole Voting Power
Number of		5,118,860 SHARES OF COMMON STOCK (A)
Shares
Beneficially	(8)	Shared Voting Power
Owned by		-0- SHARES OF COMMON STOCK
Shares
Reporting	(9)	Sole Dispositive Power
Person With		5,118,860 SHARES OF COMMON STOCK (A)

	(10)	Shared Dispositive Power
-0- SHARES OF COMMON STOCK

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

5,118,860 SHARES OF COMMON STOCK (A)

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

[X]

(13)	Percent of Class Represented by Amount in Row (11)

10.07%

(14)	Type of Reporting Person

PN

(A)	Please see Item 5. Includes warrants exercisable into 1,308,016 shares of common stock.

(1)	Name of Reporting Person
TCV IV STRATEGIC PARTNERS, L.P.

(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]

(3)	SEC Use Only

(4)	Source of Funds

AF, OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

DELAWARE

	(7)	Sole Voting Power
Number of		191,056 SHARES OF COMMON STOCK (A)
Shares
Beneficially	(8)	Shared Voting Power
Owned by		-0- SHARES OF COMMON STOCK
Each
Reporting	(9)	Sole Dispositive Power
Person With		191,056 SHARES OF COMMON STOCK (A)

	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

191,056 SHARES OF COMMON STOCK (A)

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

[X]

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

(14)	Type of Reporting Person

PN

(A)	Please see Item 5. Includes warrants exercisable into 48,772 shares of common stock.

(1)	Name of Reporting Person
TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]

(3)	SEC Use Only

(4)	Source of Funds

AF, OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

DELAWARE

Number of	(7)	Sole Voting Power 5,322,677 SHARES OF COMMON STOCK (A)
Shares
Beneficially	(8)	Shared Voting Power
Owned by		-0- SHARES OF COMMON STOCK
Each
Reporting	(9)	Sole Dispositive Power
Person With		5,322,677 SHARES OF COMMON STOCK (A)

	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,322,677 SHARES OF COMMON STOCK (A)

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

[ ]

(13)	Percent of Class Represented by Amount in Row (11)

10.47%

(14)	Type of Reporting Person

OO

(A)	Please see Item 5. Includes warrants exercisable into 1,356,788 shares of common stock.

(1)	Name of Reporting Person TCV III (GP)

(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]

(3)	SEC Use Only

(4)	Source of Funds

AF, OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

DELAWARE

	(7)	Sole Voting Power
Number of		5,367 SHARES OF COMMON STOCK (A)
Shares
Beneficially	(8)	Shared Voting Power
Owned by		-0- SHARES OF COMMON STOCK
Each
Reporting	(9)	Sole Dispositive Power
Person With		5,367 SHARES OF COMMON STOCK (A)

	(10)	Shared Dispositive Power
-0- SHARES OF COMMON STOCK

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

5,367 SHARES OF COMMON STOCK (A)

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

[X]

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

(14)	Type of Reporting Person

PN

(A)	Please see Item 5. Includes warrants exercisable into 1,402 shares of common stock.

(1)	Name of Reporting Person TCV III, L.P.

(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]

(3)	SEC Use Only

(4)	Source of Funds

AF, OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

(6)	Citizenship or Place of Organization

DELAWARE

	(7)	Sole Voting Power
Number of		25,499 SHARES OF COMMON STOCK (A)
Shares
Beneficially	(8)	Shared Voting Power
Owned by		-0- SHARES OF COMMON STOCK
Each
Reporting	(9)	Sole Dispositive Power
Person With		25,499 SHARES OF COMMON STOCK (A)

	(10)	Shared Dispositive Power
-0- SHARES OF COMMON STOCK

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

25,499 SHARES OF COMMON STOCK (A)

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

[X]

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

(14)	Type of Reporting Person

PN

(A)	Please see Item 5. Includes warrants exercisable into 6,666 shares of common stock.

(1)	Name of Reporting Person TCV III (Q), L.P.

(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]

(3)	SEC Use Only

(4)	Source of Funds

AF, OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

(6)	Citizenship or Place of Organization

DELAWARE

	(7)	Sole Voting Power
Number of		677,697 SHARES OF COMMON STOCK (A)
Shares
Beneficially	(8)	Shared Voting Power
Owned by		-0- SHARES OF COMMON STOCK
Each
Reporting	(9)	Sole Dispositive Power
Person With		677,697 SHARES OF COMMON STOCK (A)

	(10)	Shared Dispositive Power
-0- SHARES OF COMMON STOCK

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

677,697 SHARES OF COMMON STOCK (A)

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

[X]

(13)	Percent of Class Represented by Amount in Row (11)

1.33%

(14)	Type of Reporting Person

PN

(A)	Please see Item 5. Includes warrants exercisable into 177,156 shares of common stock.

(1)	Name of Reporting Person TCV III STRATEGIC PARTNERS, L.P.

(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]

(3)	SEC Use Only

(4)	Source of Funds

AF, OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]

(6)	Citizenship or Place of Organization

DELAWARE

	(7)	Sole Voting Power
Number of		30,689 SHARES OF COMMON STOCK (A)
Shares
Beneficially	(8)	Shared Voting Power
Owned by		-0- SHARES OF COMMON STOCK
Each
Reporting	(9)	Sole Dispositive Power
Person With		30,689 SHARES OF COMMON STOCK (A)

	(10)	Shared Dispositive Power
-0- SHARES OF COMMON STOCK

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

30,689 SHARES OF COMMON STOCK (A)

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

[X]

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

(14)	Type of Reporting Person

PN

(A)	Please see Item 5. Includes warrants exercisable into 8,022 shares of common stock.

(1)	Name of Reporting Person TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]

(3)	SEC Use Only

(4)	Source of Funds

AF, OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]

(6)	Citizenship or Place of Organization

DELAWARE

	(7)	Sole Voting Power
Number of		742,830 SHARES OF COMMON STOCK (A)
Shares
Beneficially	(8)	Shared Voting Power
Owned by		-0- SHARES OF COMMON STOCK
Each
Reporting	(9)	Sole Dispositive Power
Person With		742,830 SHARES OF COMMON STOCK (A)

	(10)	Shared Dispositive Power
-0- SHARES OF COMMON STOCK

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

742,830 SHARES OF COMMON STOCK (A)

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

[ ]

(13)	Percent of Class Represented by Amount in Row (11)

1.46%

(14)	Type of Reporting Person

OO

(A)	Please see Item 5. Includes warrants exercisable into 193,246 shares of common stock.

(1)	Name of Reporting Person JAY C. HOAG

(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]

(3)	SEC Use Only

(4)	Source of Funds

AF, OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]

(6)	Citizenship or Place of Organization

U.S. Citizen

	(7)	Sole Voting Power
Number of		-0- SHARES OF COMMON STOCK
Shares
Beneficially	(8)	Shared Voting Power
Owned by		6,127,583 SHARES OF COMMON STOCK (A)
Each
Reporting	(9)	Sole Dispositive Power
Person With		6,127,583 SHARES OF COMMON STOCK (A)

	(10)	Shared Dispositive Power
-0- SHARES OF COMMON STOCK

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

6,127,583 SHARES OF COMMON STOCK (A)

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

[ ]

(13)	Percent of Class Represented by Amount in Row (11)

12.06%

(14)	Type of Reporting Person

IN

(A) Please see Item 5. Includes options which can be immediately exercised into 40,000 shares of common stock and warrants which can be immediately exercised into 1,555,794 shares of common stock. Also includes 12,316 shares held of record by the Reporting Person’s family trust and 4,000 shares held by Reporting Person which were issued under the 2001 Stock Option Plan and which are subject to a right of repurchase. Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(1)	Name of Reporting Person RICHARD H. KIMBALL

(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]

(3)	SEC Use Only

(4)	Source of Funds

AF, OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]

(6)	Citizenship or Place of Organization

U.S. Citizen

	(7)	Sole Voting Power
Number of		-0- SHARES OF COMMON STOCK
Shares
Beneficially	(8)	Shared Voting Power
Owned by		6,075,142 SHARES OF COMMON STOCK (A)
Each
Reporting	(9)	Sole Dispositive Power
Person With		6,075,142 SHARES OF COMMON STOCK (A)

	(10)	Shared Dispositive Power
-0- SHARES OF COMMON STOCK

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

6,075,142 SHARES OF COMMON STOCK (A)

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

[ ]

(13)	Percent of Class Represented by Amount in Row (11)

11.95%

(14)	Type of Reporting Person

IN

(A) Please see Item 5. Includes warrants exercisable into 1,550,034 shares of common stock. Also includes 9,635 shares held of record by the Reporting Person’s family trust of which Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Expedia, Inc., a Washington corporation (“Expedia” or the “Company”). The Company’s principal executive offices are located at 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) TCV III (GP), a Delaware general partnership (“TCV III (GP)”), (5) TCV III, L.P., a Delaware limited partnership (“TCV III”), (6) TCV III (Q), L.P., a Delaware limited partnership (“TCV III (Q)”), (7) TCV III Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners III”), (8) Technology Crossover Management III, L.L.C.,a Delaware limited liability company (“Management III”), (9) Jay C. Hoag (“Mr. Hoag”) and (10) Richard H. Kimball (“Mr. Kimball”). TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 1 and is incorporated by reference herein.

TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and Management III are each principally engaged in the business of investing in securities of the Company and other companies. Management IV is the general partner of TCV IV and Strategic Partners IV. Management III is the general partner of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and Management III is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV and Management III. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation or employment of each is as a managing member of Management IV, Management III and related entities. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable

ITEM 4. PURPOSE OF TRANSACTION.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, exercise all or a portion of the warrants acquired pursuant to that certain Amended and Restated Agreement and Plan of Recapitalization and Merger, dated July 15, 2001, as reported on the Schedule 13D relating to the Common Stock filed on March 21, 2002 (the “Warrants”), and may acquire additional shares of Common Stock, and/or retain and/or sell all or a portion of the Common Stock held directly as reported herein, and/or sell all or a portion of the Common Stock issuable upon exercise of the Warrants and the Common Stock issued under the Company’s 2001 Stock Option Plan (the “Option Shares”) in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on June 30, 2003, TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag and Mr. Kimball’s beneficial ownership of Common Stock is as follows:

			Percentage of
	Number of Total Shares		Outstanding Shares
Name of Investor	(Including Warrants		(Including Warrants
Outstanding Shares	and Option Shares)(***)		and Option Shares)(*)

TCV IV	5,118,860		10.07%	**
Strategic Partners IV	191,056		Less than 1%	**
Management IV	5,322,677		10.47%	**
TCV III (GP)	5,367		Less than 1%	**
TCV III	25,499		Less than 1%	**
TCV III (Q)	677,697		1.33%	**
Strategic Partners III	30,689		Less than 1%	**
Management III	742,830		1.46%	**
Mr. Hoag	6,127,583	****	12.06%	**
Mr. Kimball	6,075,142	*****	11.95%	**

(*) All percentages in this table are based on the 50,824,000 shares of Common Stock of the Company outstanding, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003.

(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.

(***) Please see each Reporting Persons’ respective cover page for identification of those shares beneficially owned by such Reporting Person which there is a right to acquire in the future (if any).

(****) Includes 12,316 shares held by the Reporting Person’s family trust. This also includes 4,000 shares held by Reporting Person which were issued under the 2001 Stock Option Plan and are subject to repurchase as well as warrants held of record by Reporting Person which can be immediately exercised into 5,760 shares of Common Stock. Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(*****) Includes 9,635 shares held by the Reporting Person’s family trust of which Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Each of TCV IV and Strategic Partners IV has the sole power to dispose or direct the disposition of the Common Stock held directly by them and as reported herein and the Warrants held directly by them and as reported herein, as well as the shares acquirable upon exercise of the Warrants. Each of TCV IV and Strategic Partners IV has the sole power to direct the vote of their respective Common Stock, and will have the power to vote or direct the vote of the shares issued upon exercise of the Warrants.

Management IV is the sole general partner of each of TCV IV and Strategic Partners IV and in such capacity may be deemed to have the sole power to dispose or direct the disposition of the Common Stock held directly by them and as reported herein and the Warrants held directly by them and as reported herein, as well as the shares which TCV IV and Strategic Partners IV would hold upon exercise of such Warrants, and to direct the vote of such Common Stock, as well as shares issued upon exercise of the Warrants. Management IV disclaims beneficial ownership of the securities owned by TCV IV and Strategic Partners IV except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to have the sole power to dispose or direct the disposition of the Common Stock held directly by TCV IV and Strategic Partners IV and as reported herein and the Warrants held directly by TCV IV and Strategic Partners IV as reported herein, as well as shares which TCV IV and Strategic Partners IV would own upon exercise of such Warrants Messrs. Hoag and Kimball may also be deemed to have the shared power to vote or direct the vote of such Common Stock and the shares issued upon exercise of such Warrants. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV and Strategic Partners IV except to the extent of their pecuniary interest therein.

Each of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III has the sole power to dispose or direct the disposition of the Common Stock held directly by them and as reported herein and the Warrants which they hold directly and as reported herein, as well as the shares acquirable upon exercise of the Warrants. Each of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III has the sole power to direct the vote of their respective Common Stock, and will have the power to vote or direct the vote of the shares issued upon exercise of the Warrants.

Management III is the sole general partner of each of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III and in such capacity may be deemed to have the sole power to dispose or direct the disposition of the Common Stock held directly by them and as reported herein and the Warrants held by them and as reported herein, as well as shares which TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III would hold upon exercise of such Warrants. Messrs. Hoag and Kimball also maybe deemed to have the sole power to direct the vote of such Common Stock, as well as the shares upon exercise of the Warrants. Management III disclaims beneficial ownership of the securities owned by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management III. Under the operating agreement of Management III, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management III to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the Common Stock held directly by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III and as reported herein and the Warrants held directly by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III and as reported herein, as well as shares TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III would own upon exercise of such Warrants. Messrs. Hoag and Kimball may also be deemed to have the shared power to vote or direct the vote of such Common Stock and the shares issued upon exercise of such Warrants. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in Expedia but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). On March 10, 2003, TCV IV completed an in-kind pro rata distribution to its limited partners, without consideration as follows:

Name of Investor	Shares Distributed

TCV IV	5,004

On June 30, 2003, TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III made in-kind pro-rata distributions to their general partner and their limited partners, without consideration as follows:

Name of Investor	Shares Distributed

TCV IV	1,267,728
Strategic Partners IV	47,272
Management IV	12,761
TCV III (GP)	1,325
TCV III	6,295
TCV III (Q)	167,303
Strategic Partners III	7,577
Management III	3,578

(d).	Not applicable.

(e).	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Expedia filed on July 5, 2000).

Exhibit 2	Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000 (incorporated by reference from Exhibit 8 to the Schedule 13D relating to the common stock of Expedia, Inc. filed on August 31, 2000).

Exhibit 3	Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000 (incorporated by reference from Exhibit F to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 16, 2003	TCV III (GP), a Delaware General Partnership

	By:	Technology Crossover Management III, L.L.C., a Delaware Limited Liability Company, Its Managing General Partner

	By:	/s/ Carla S. Newell

Carla S. Newell, Attorney-in-Fact

July 16, 2003	TCV III, L.P., a Delaware Limited Partnership

	By:	Technology Crossover Management III, L.L.C., a Delaware Limited Liability Company, Its General Partner

	By:	/s/ Carla S. Newell

Carla S. Newell, Attorney-in-Fact

July 16, 2003	TCV III (Q), L.P., a Delaware Limited Partnership

	By:	Technology Crossover Management III, L.L.C., a Delaware Limited Liability Company, Its General Partner

	By:	/s/ Carla S. Newell

Carla S. Newell, Attorney-in-Fact

July 16, 2003	TCV III Strategic Partners, L.P., a Delaware Limited Partnership

	By:	Technology Crossover Management III, L.L.C., a Delaware Limited Liability Company, Its General Partner

	By:	/s/ Carla S. Newell

Carla S. Newell, Attorney-in-Fact

July 16, 2003	Technology Crossover Management III, L.L.C., a Delaware Limited Liability Company,

	By:	/s/ Carla S. Newell

Carla S. Newell, Attorney-in-Fact

July 16, 2003	TCV IV, L.P., a Delaware Limited Partnership

	By:	Technology Crossover Management IV, L.L.C., a Delaware Limited Liability Company, Its General Partner

	By:	/s/ Carla S. Newell

Carla S. Newell, Attorney-in-Fact

July 16, 2003	TCV IV Strategic Partners, L.P., a Delaware Limited Partnership

	By:	Technology Crossover Management IV, L.L.C., a Delaware Limited Liability Company, Its General Partner

	By:	/s/ Carla S. Newell

Carla S. Newell, Attorney-in-Fact

July 16, 2003	Technology Crossover Management IV, L.L.C., a Delaware Limited Liability Company,

	By:	/s/ Carla S. Newell

Carla S. Newell, Attorney-in-Fact

July 16, 2003	Jay C. Hoag

	By:	/s/ Carla S. Newell

Carla S. Newell, Attorney-in-Fact

July 16, 2003	Richard H. Kimball

	By:	/s/ Carla S. Newell

Carla S. Newell, Attorney-in-Fact

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Expedia filed on July 5, 2000).

Exhibit 2	Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000 (incorporated by reference from Exhibit 8 to the Schedule 13D relating to the common stock of Expedia, Inc. filed on August 31, 2000).

Exhibit 3	Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000 (incorporated by reference from Exhibit F to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).